Orckit Announces Adjournment
of Extraordinary General Meeting

TEL AVIV, Israel, March 10, 2011 -- Orckit Communications Ltd. (Nasdaq: ORCT) today announced that the requisite quorum of two or more shareholders holding at least 25% of the outstanding ordinary shares was not present at its Extraordinary General Meeting of Shareholders scheduled to be held on Thursday, March 10, 2011 at 3:00 p.m. Israel time.  Accordingly, pursuant to applicable law, an adjourned meeting will be held on Thursday, March 17, 2011, at 3:00 p.m. Israel time, at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel. The quorum for the adjourned meeting will be any two shareholders present in person or by proxy.  The record date of February 7, 2011 will remain unchanged for the adjourned meeting.

The agenda of the adjourned meeting also remains unchanged, as follows:

(1)	approval of the sale of 130,000 units to Izhak Tamir and 110,000 units to Eric Paneth, on the same terms and conditions as the units sold in our public offering.

Item 1 requires the approval of the holders of a majority of the shares present, in person or by proxy, and voting on the matter.

About Orckit Communications

Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline and wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunications.

Orckit-Corrigent's product portfolio includes Packet Transport Network (PTN) switches - an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features.

Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide.

Orckit was founded in 1990 and went public in 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel. For more information, please visit http://www.orckit.com.